Exhibit 21.1

SUBSIDIARIES

The following are direct wholly-owned subsidiaries of TouchTunes Corporation:

Full Legal Name	Jurisdiction of Organization
TouchTunes Music Corporation	Delaware

TouchTunes Game Studio, LLC*	Illinois

National Broadcast Media Corp.*	Texas

TouchTunes Digital Jukebox, Inc.*	Quebec

Touchtunes de Mexico, S.A. de C.V.*	Mexico

*	Wholly owned by TouchTunes Music Corporation